Exhibit 99.1

EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

PROXY STATEMENT AND NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 3, 2025

October 10, 2025

Dear Shareholders:

Notice is hereby given that an extraordinary meeting of shareholders (the “Meeting”) of EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), will be held on November 3, 2025, at 2:00 p.m., Beijing Time (November 3, 2025, at 1:00 a.m. Eastern Time), at the principal office of the Company located at Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164, for the following purposes:

The Company proposes to amend and restate the existing memorandum and articles of association currently registered with the Registry of Corporate Affairs in the British Virgin Islands to adopt a super voting share structure (the “Super Voting Share Structure”), pursuant to which the Company will assign super voting rights to the existing preferred shares of par value each (the “Preferred Shares”), with each holder of ordinary shares of US$0.04 par value each (the “Ordinary Shares”) being entitled to one (1) vote and each holder of Preferred Shares being entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company.

1. Proposal One. To change the maximum number of shares that the Company is authorised to issue from 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each into 110,000,000 shares divided into up to 100,000,000 Ordinary Shares with a par value of US$0.04 each and 10,000,000 Preferred Shares of no par value each (the “Change in Authorised Shares”).

The Board urges shareholders to vote “FOR” Proposal One.

2. Proposal Two. To approve an amendment and restatement of the Company’s memorandum and articles of association which will result in the following:

(i)     the Change in Authorised Shares; and

(ii)    each holder of such Preferred Shares having the right to 20 votes per Preferred Share

(the “Adoption of the Amended and Restated Memorandum and Articles of Association”).

The Board urges shareholders to vote “FOR” Proposal Two.

Proposal One and Proposal Two are conditional upon each other being passed so no one Proposal can be passed alone.

3. Proposal Three. To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two.

The Board urges shareholders to vote “FOR” Proposal Three.

Holders of record of our Ordinary Shares, at the close of business on October 7, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting. A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about October 15, 2025.

The resolutions proposed, if approved and adopted, will result in the Super Voting Share Structure, which has the effect of concentrating voting power with the holders of Preferred Shares, which will limit the ability of holders of Ordinary Shares to influence the outcome of important transactions, including a change in control, a merger and future amendments to the memorandum and articles of association of the Company.

Our amended and restated memorandum and articles of association do not prohibit us from issuing additional Preferred Shares, and any future issuances of Preferred Shares or securities convertible into Preferred Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. Under our amended and restated memorandum and articles of association, Preferred Shares may be issued by the Directors without the need for shareholder approval. In addition, the availability of additional Preferred Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. As a result of the Super Voting Share Structure and the potential future concentration of ownership, holders of Preferred Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to the memorandum and articles of association that are subject to a shareholder vote and other significant corporate actions and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the ultimate effect of delaying, preventing or deterring a change in control of our Company (including a merger or by way of future amendments to the memorandum and articles of association of the Company), could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately materially and adversely affect the market price of our Ordinary Shares. This concentrated control may also prevent or discourage unsolicited acquisition proposals or offers for our shares that other shareholders may feel are in their best interest. As a result, such concentrated control may adversely affect the market price of our Ordinary Shares.

Furthermore, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the Super Voting Share Structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could result in a less active trading market for our Ordinary Shares and also adversely affect the value of our Ordinary Shares.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,
Sincerely,
/s/ Jianhui Ye
Jianhui Ye
Chief Executive Officer and Director

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON NOVEMBER 3, 2025.

EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

Proxy Statement

The board of directors (the “Board”) of EZGO Technologies Ltd., a British Virgin Islands business company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on November 3, 2025, at 2:00 p.m., Beijing Time (November 3, 2025, at 1:00 a.m. Eastern Time), at the principal office of the Company located at

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the Adoption of the Amended and Restated Memorandum and Articles of Association, and 2) the approval of the adjournment of the Meeting.

What are the Board’s recommendations?

Our Board recommends that you vote:

•        FOR the Change in Authorised Shares;

•        FOR the Adoption of the Amended and Restated Memorandum and Articles of Association; and

•        FOR the adjournment of the Meeting.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on October 7, 2025, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 21,700,706 Ordinary Shares. Holders of Ordinary Shares as of the Record Date are entitled to one vote for each share held for each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Vstock Transfer LLC, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are three ways to vote by proxy:

•        By Internet — You can vote over the Internet by going to www.proxyvote.com, logging in using the control number and following the instructions to vote your shares;

•        By Phone — You can vote by phone by calling 1-800-690-6903 and following the instructions to vote your shares; or

•        By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your instructions, your shares will be voted as follows:

•        FOR the Change in Authorised Shares;

•        FOR the Adoption of the Amended and Restated Memorandum and Articles of Association; and

•        FOR the adjournment of the Meeting.

What constitutes a quorum?

According to the Company’s memorandum and articles of association, the presence in person or by proxy of at least one half of the issued Ordinary Shares entitled to vote, being individual present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for the transaction of business except as otherwise provided by law.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the Meeting?

In accordance with the memorandum and articles of association of the Company, all resolutions put to the vote of the Meeting shall be decided by show of hands unless a poll is demanded.

What is required to approve each item?

•        For Proposal One, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

•        For Proposal Two, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

•        For Proposal Three, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

For the purpose of determining whether the shareholders have approved Proposal One and Proposal Two, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered routine matter.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

•        filing with us a written notice of revocation of your proxy,

•        submitting a properly signed proxy card bearing a later date,

•        voting by phone, or

•        voting over the Internet, or

•        voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Vstock Transfer LLC at +1(212) 828-8436.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

PROPOSAL ONE

TO APPROVE THE CHANGE IN AUTHORISED SHARES

Background

The Company proposes to amend and restate the existing memorandum and articles of association currently registered with the Registry of Corporate Affairs in the British Virgin Islands to adopt a super voting share structure (the “Super Voting Share Structure”), pursuant to which the Company will assign super voting rights to the existing preferred shares of par value each (the “Preferred Shares”), with each holder of ordinary shares of US$0.04 par value each (the “Ordinary Shares”) being entitled to one (1) vote and each holder of Preferred Shares being entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company.

The Board of Directors has approved, and directed that there be submitted to the shareholders of the Company to approve an amendment and restatement of the Company’s memorandum and articles of association which will result in a change in the maximum number of shares that the Company is authorised to issue from 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each into 110,000,000 shares divided into up to 100,000,000 Ordinary Shares with a par value of US$0.04 each and 100,000,000 Preferred Shares of no par value each (the “Change in Authorised Shares”).

The Board of Directors believes it is in the best interests of the Company and its shareholders to approve the Change in Authorised Shares. The availability of additional Preferred Shares will provide the Company with great flexibility to respond to future financing needs, strategic transactions, and other corporate opportunities that may arise. It will also protect and enhance long-term stability and strategic focus and protect the long-term value for all shareholders. Any future issuance of Preferred Shares would remain subject to compliance with applicable provisions of the Company’s Memorandum and Articles of Association, the BVI Business Companies Act (As Revised), and applicable securities laws, as well as the fiduciary duties of the Board.

Potential Effects

The Change in Authorised Shares will be effective from the date of registration by the Registrar of Corporate Affairs in the British Virgin Islands.

The proposed Change in Authorised Shares will not change the number of issued and outstanding Ordinary Shares or affect the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Proposal One, if approved and adopted, will result in the Change in Authorised Shares. Future issuances of Preferred Shares or securities convertible into Preferred Shares will have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Preferred Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company and holders of Preferred Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to the memorandum and articles of association that are subject to a shareholder vote and other significant corporate actions and may vote in a way with which you disagree and which may be adverse to your interests.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

TO APPROVE THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

The Board of Directors has approved, and directed that there be submitted to the shareholders of the Company to approve an amendment and restatement of the Company’s memorandum and articles of association which will result in the following:

(i)     the Change in Authorised Shares; and

(ii)    each holder of such Preferred Shares having the right to twenty (20) votes per Preferred Share (the “Super Voting Rights”).

The Preferred Share would also be entitled to such other rights, preferences, and privileges as set forth in the amended and restated Memorandum and Articles of Association attached hereto as an Annex A (the “Amended and Restated Memorandum and Articles of Association”). The Preferred Shares would not be convertible into Ordinary Shares or any other equity securities authorized to be issued by the Company. Holders of the Preferred Shares would not be entitled to receive dividends of any kind or any distribution of the surplus assets of the Company.

The Board of Directors believes it is in the best interests of the Company and its shareholders to approve the amended and restated memorandum and articles of association, to include the Super Voting Rights. The availability of additional Preferred Shares and the Super Voting Rights will provide the Company with great flexibility to respond to future financing needs, strategic transactions, and other corporate opportunities that may arise. It will also protect and enhance long-term stability and strategic focus and protect the long-term value for all shareholders. Any future issuance of Preferred Shares would remain subject to compliance with applicable provisions of the Company’s Memorandum and Articles of Association, the BVI Business Companies Act (As Revised), and applicable securities laws, as well as the fiduciary duties of the Board.

Potential Effects

The Amended and Restated Memorandum and Articles of Association will be effective from the date of registration by the Registrar of Corporate Affairs in the British Virgin Islands.

The proposed Adoption of Amended And Restated Memorandum and Articles of Association will not change the number of issued and outstanding Ordinary Shares or affect the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Proposal Two, if approved and adopted, will result in the Super Voting Share Structure, which has the effect of concentrating voting power with the holders of Preferred Shares, which will limit the ability of holders of Ordinary Shares to influence the outcome of important transactions, including a change in control, a merger and future amendments to the memorandum and articles of association of the Company.

Our amended and restated memorandum and articles of association do not prohibit us from issuing additional Preferred Shares, and any future issuances of Preferred Shares or securities convertible into Preferred Shares will have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. Under our amended and restated memorandum and articles of association, Preferred Shares may be issued by the Directors without the need for shareholder approval. In addition, the availability of additional Preferred Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. As a result of the Super Voting Share Structure and the potential future concentration of ownership, holders of Preferred Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to the memorandum and articles of association that are subject to a shareholder vote and other significant corporate actions and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the ultimate effect of delaying, preventing or deterring a change in control of our Company (including a merger or by way of future amendments to the memorandum and articles of association of the Company), could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately materially and adversely affect the market price of our Ordinary Shares. This concentrated control may also prevent or discourage unsolicited acquisition proposals or offers for our shares that other shareholders may feel are in their best interest. As a result, such concentrated control may adversely affect the market price of our Ordinary Shares.

Furthermore, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the Super Voting Share Structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could result in a less active trading market for our Ordinary Shares and also adversely affect the value of our Ordinary Shares.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE AND PROPOSAL TWO.

Proposal Three, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. This Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals. No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

If Proposal Three is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VTOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the proposals above.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: October 10, 2025	By	Order of the Board of Directors
/s/ Jianhui Ye
Jianhui Ye
Chief Executive Officer and Director

Annex A

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

EZGO TECHNOLOGIES, LTD.

易电行科技有限公司

Incorporated on the 24th day of January 2019

Amended and Restated on the 8 day of September 2020

Amended and Restated on the 11th day of April 2023

Amended and Restated on the 11th day of April 2024

Amended and Restated on the 3rd day of June 2024

Amended and Restated on the [•] day of [•] 2025

Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

EZGO TECHNOLOGIES, LTD.

易电行科技有限公司

1         The name of the Company is EZGO TECHNOLOGIES, LTD. The Company has a foreign character name in addition to its name. The foreign character name of the Company is 易电行科技有限公司

2         The Company is a company limited by shares.

3         The first Registered Office of the Company was at the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, PO Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

4         The current Registered Office of the Company is at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Office of the Company by resolution of the Directors or Resolution of Members.

5         The first Registered Agent of the Company was Sertus Incorporations (BVI) Limited, Sertus Chambers, PO Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

6         The current Registered Agent of the Company is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Agent of the Company by resolution of the Directors or Resolution of Members.

7         The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the British Virgin Islands.

8         The liability of each Member is limited to the amount unpaid on such Member’s shares.

9         The Company is authorised to issue a maximum number of 110,000,000 shares divided into two classes as follows:

9.1      up to 100,000,000 ordinary shares with a par value of US$0.04 each (the “Ordinary Shares”); and

9.2      up to 10,000,000 Preferred shares of no par value (the “Preferred Shares”),

each Share having the rights and restrictions set out in the Memorandum and Articles. For the purposes of section 9 of the Statute, any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for in the Memorandum and Articles are deemed to be set out and stated in full in the Memorandum.

10       Each Ordinary Share confers on the holder:

(a)       the right to one vote on any Resolution of Members;

(b)       the right to an equal share in any dividend paid by the Company in accordance with the Statute; and

(c)       the right to an equal share in the distribution of the surplus assets of the Company.

Annex A-1

11       Each Preferred Share confers on the holder:

(a)       the right to twenty (20) votes on any Resolution of Members;

(b)       no right to a share in any dividend paid by the Company in accordance with the Statute;

(c)       no right to a share in the distribution of the surplus assets of the Company; and

(d)       no right to convert into a different class of Shares.

12       Shares may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

13       Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

14       Subject to the provisions of the Statute, the Company may from time to time amend the Memorandum of Association or the Articles of Association by Resolution of Members or resolution of the Directors.

Annex A-2

We, Sertus Incorporations (BVI) Limited of Sertus Chambers, PO Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 24th day or January, 2019.

Incorporator
Sgd. Alyson Parker

(Sd.) Alyson Parker / Ann Penn
Authorised Signatories
Sertus Incorporations (BVI) Limited

Annex A-3

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

EZGO TECHNOLOGIES, LTD.

易电行科技有限公司

1         Interpretation

1.1      In the Articles, unless there is something in the subject or context inconsistent therewith:

“Alternate Director”	means a person appointed as an alternate director in accordance with the Statute and the Articles.
“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the Company formed pursuant to Article 40.2 hereof, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Company”	means the above named company.
“Directors”	means the directors for the time being of the Company.
“Distribution”	means any distribution (including an interim or final dividend).
“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the British Virgin Islands.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company.
“Ordinary Share”	has the meaning given in the Memorandum.
“Preferred Share”	has the meaning given in the Memorandum.
“Recognised Exchange”	has the same meaning as in the Statute.
“Register of Members”	means the register of Members maintained in accordance with the Statute.
“Registered Agent”	means the registered agent for the time being of the Company.
“Registered Office”	means the registered office for the time being of the Company.
“Resolution of Members”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Seal”	means the common seal of the Company and includes every duplicate seal.

Annex A-4

“SEC”	means the United States Securities and Exchange Commission.
“Share”	means an Ordinary Share or a Preferred Share in the Company and includes a fraction of a share in the Company.
“Statute”	means the BVI Business Companies Act (As Revised) of the British Virgin Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2      In the Articles:

(a)       words importing the singular number include the plural number and vice versa;

(b)       words importing the masculine gender include the feminine gender;

(c)       words importing persons include corporations as well as any other legal or natural person;

(d)       “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)       “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)        references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)       any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)       the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)        headings are inserted for reference only and shall be ignored in construing the Articles;

(j)        any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)       any requirements as to execution or signature under the Articles including the execution of the Memorandum and Articles themselves can be satisfied in the form of an electronic signature as provided for in the Electronic Transactions Act;

(l)        section 8(2) of the Electronic Transactions Act shall not apply;

(m)      the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(n)       the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share;

(o)       the term “simple majority” in relation to a Resolution of Members means a majority of those entitled to vote on the resolution and actually voting on the resolution (and absent Members, Members who are present but do not vote, blanks and abstentions are not counted); and

(p)       the term “absolute majority” in relation to a Resolution of Members means a majority of all those entitled to vote on the resolution regardless of how many actually vote or abstain.

2         Commencement of Business

2.1      The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2      The Directors may pay, out of any monies of the Company, all expenses incurred in the formation and establishment of the Company, including the expenses of incorporation.

Annex A-5

3         Issue of Shares

3.1      Subject to the Statute and the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and where applicable, the rules of any Recognised Exchanges, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Distribution, voting, return of investment or otherwise and to such persons, at such times, for such consideration, and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

3.2      The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3      The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

4         Register of Members

The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

5         Closing Register of Members, Fixing Record Date

5.1      For the purpose of determining Members entitled to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given in accordance with the requirements of the Recognised Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2      In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose.

5.3      If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to vote at a meeting of Members or Members entitled to receive payment of a Distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6         Certificates for Shares

6.1      A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors or shall be given under Seal. The Directors may authorise certificates to be issued with the authorised signature(s) or Seal affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2      The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

Annex A-6

6.3      If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4      Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7         Transfer of Shares

7.1      Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer. The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if registration as a holder of the Shares imposes a liability to the Company on the transferee, signed by or on behalf of the transferee) and contain the name and address of the transferee. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

7.2      Where Shares are listed on a Recognised Exchange, (a) Article 7.1 shall not apply and (b) the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange.

8         Redemption, Repurchase and Surrender of Shares

8.1      Subject to the provisions of the Statute (save that sections 60, 61 and 62 of the Statute shall not apply to the Company), the terms attached to Shares, as specified in the Memorandum and the Articles and, where applicable, the rules of the Recognised Exchange, may provide for such Shares to be redeemed or to be liable to be redeemed at the option of the Member or the Company on such terms as so specified.

8.2      Subject to the provisions of the Statute (save that sections 60 and 61 of the Statute shall not apply to the Company) and, where applicable, the rules of the Recognised Exchange, the Company may purchase or otherwise acquire its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3      The Company may make a payment in respect of the redemption, purchase or other acquisition of its own Shares in any manner permitted by the Statute.

8.4      The Directors may accept the surrender for no consideration of any fully paid Share including, for the avoidance of doubt, a Treasury Share. Any such surrender shall be in writing and signed by the Member holding the Share or Shares.

9         Treasury Shares

Subject to the Statute, the Directors may, prior to the purchase, redemption or surrender of any Share, resolve that such Share shall be held as a Treasury Share.

10       Variation of Rights of Shares

10.1    If at any time the issued Shares are divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of a majority of the issued Shares of that class, or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one half of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

Annex A-7

10.2    For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3    The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11       Commission on Sale of Shares

The Company may pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or, subject to the Statute, the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12       Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13       Lien on Shares

13.1    The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2    The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently due and payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3    To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4    The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14       Call on Shares

14.1    Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares, and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

Annex A-8

14.2    A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3    The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4    If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5    An amount payable in respect of a Share on issue or allotment or at any fixed date shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6    The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7    The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8    No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend or other Distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15       Forfeiture of Shares

15.1    If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2    If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3    A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4    A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited.

15.5    A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6    The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time as if it had been payable by virtue of a call duly made and notified.

Annex A-9

16       Transmission of Shares

16.1    If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2    Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3    A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Distributions or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17       Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors or Resolution of Members change the location of its Registered Office and its Registered Agent, provided that the Company’s Registered Office shall at all times be the office of the Registered Agent. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

18       General Meetings

18.1    All general meetings other than annual general meetings shall be called extraordinary general meetings.

18.2    The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint.

18.3    A majority of the Directors or the chairman of the board may call general meetings and extraordinary general meetings of the Company.

18.4    A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than thirty per cent. of the vote in respect of the matter for which the meeting is requested.

18.5    The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

18.6    If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

Annex A-10

18.7    A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

18.8    Members seeking to bring business before the annual general meeting or to nominate candidates for election as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

19       Notice of General Meetings

19.1    At least ten clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)       in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)       in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. of the voting rights by number of the Shares giving that right.

19.2    Notwithstanding any other provision of the Articles, the accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice, or the accidental failure to refer in any notice or other document to a meeting as an “annual general meeting” or “extraordinary general meeting”, as the case may be, shall not invalidate the proceedings of that general meeting.

20       Proceedings at General Meetings

20.1    No business shall be transacted at any general meeting unless a quorum is present. The holders of at least one half of the issued Shares entitled to vote, being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

20.2    A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

20.3    Members may not pass resolutions in writing and the provisions of section 88 of the Act relating to the passing of resolutions in writing shall not apply.

20.4    If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

20.5    The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

Annex A-11

20.6    If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

20.7    The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

20.8    When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

20.9    A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members demand a poll.

20.10  Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

20.11  The demand for a poll may be withdrawn.

20.12  Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

20.13  A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

20.14  In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not be entitled to a second or casting vote.

21       Votes of Members

21.1    Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Ordinary Share of which he is the holder.

21.2    In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

21.3    A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

21.4    No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then due and payable by him in respect of Shares have been paid.

Annex A-12

21.5    No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

21.6    On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

21.7    On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

22       Proxies

22.1    The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

22.2    The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

22.3    The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

22.4    The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

22.5    Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

23       Corporate Members

23.1    Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

23.2    If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such

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representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

24       Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company (including Treasury Shares) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

25       Directors

There shall be a board of Directors consisting of not less than one person provided however that the Company may by Resolution of Members or Resolution of Directors, amend these articles to increase or reduce the limits in the numbers of Directors.

26       Powers and Duties of Directors

26.1    Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Resolution of Members, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

26.2    All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

26.3    The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

26.4    The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

26.5    A Director, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the Director believes to be in the best interests of the Company.

26.6    Section 175 of the Statute shall not apply to the Company.

27       Appointment and Removal of Directors

27.1    The Company may by Resolution of Members appoint any person to be a Director, subject to the provisions of Article 27.3, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

27.2    The Company may by resolution of Directors appoint any person to be a Director in accordance with the provisions of Article 27.4 and subject to the provisions of Article 27.3.

27.3    The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by Resolution of Directors classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing

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at the Company’s first annual general meeting, and at each annual general meeting thereafter. Directors elected to succeed those Directors whose terms expire shall be elected by Resolution of Members for a term of office to expire at the third succeeding annual general meeting after their election.

27.4    Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All such Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

27.5    A Director may be removed from office:

(a)       with or without cause, by Resolution of Members passed at a meeting of Members called for the purpose of removing the director or for purposes including the removal of the director; or

(b)       with cause, by Resolution of Directors passed a meeting of directors called for the purpose of removing the director or for purposes including the removal for the director.

27.6    Sections 114(2) and 114(3) of the Statute shall not apply to the Company.

28       Vacation of Office of Director

The office of a Director shall be vacated if:

(a)       the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)       the Director absents himself (for the avoidance of doubt, without being represented by proxy or an Alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)       the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)       the Director is found to be or becomes of unsound mind; or

(e)       all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors; or

(f)        the Director becomes disqualified to act as a Director under section 111 of the Statute.

29       Proceedings of Directors

29.1    The quorum for the transaction of the business of the Directors shall be a majority of the Directors present in person or by Alternate Director if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an Alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an Alternate Director shall, if his appointor is not present, count twice towards the quorum.

29.2    Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an Alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

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29.3    A person may participate in a meeting of the Directors or a meeting of any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

29.4    A resolution in writing (in one or more counterparts) signed by a majority of the Directors or a majority of the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an Alternate Director being entitled to sign such a resolution both on behalf of his appointor and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

29.5    A Director or Alternate Director may, or other officer of the Company on the direction of a Director or Alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and Alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

29.6    The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

29.7    The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

29.8    All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an Alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or Alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or Alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30       Presumption of Assent

A Director or Alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or Alternate Director who voted in favour of such action.

31       Directors’ Interests

31.1    A Director or Alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

31.2    A Director or Alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or Alternate Director.

31.3    A Director or Alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting

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party or otherwise, and no such Director or Alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

31.4    No person shall be disqualified from the office of Director or Alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or Alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or Alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or Alternate Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or Alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

31.5    Any notice that a Director or Alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be deemed a general notice of such interest for the purposes of the Statute and be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give a general or special notice relating to any particular transaction.

32       Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or Alternate Director present at each meeting.

33       Delegation of Directors’ Powers

33.1    Subject to the Statute, the Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

33.2    Subject to the Statute, the Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

33.3    Subject to the Statute, the Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

33.4    Subject to the Statute, the Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

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33.5    The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any chairman of the board of Directors, chief executive officer, president, chief financial officer, vice-presidents, secretary, assistant secretary, treasurer or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Resolution of Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

34       Alternate Directors

34.1    Any Director (but not an Alternate Director) may appoint any other Director, or any other person willing to act, to be his Alternate Director.

34.2    An Alternate Director shall cease to be an Alternate Director if his appointor ceases to be a Director.

34.3    Any appointment or removal of an Alternate Director shall be undertaken in accordance with the Statute.

34.4    An Alternate Director shall have the rights and shall be subject to the liabilities described in the Statute in relation to his acts or omissions while appointed as an Alternate Director.

35       No Minimum Shareholding

No Director shall be required to hold Shares.

36       Remuneration of Directors

36.1    The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

36.2    The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

37       Seal

37.1    The Company shall have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors.

37.2    The Company may have for use in any place or places outside the British Virgin Islands a duplicate Seal or Seals each of which shall be a facsimile of the Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

37.3    A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed wheresoever.

38       Dividends, Distributions and Reserve

38.1    Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Distributions on Shares in issue and authorise payment of the Distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No Distribution shall be authorised if such Distribution would cause the Company or its Directors to be in breach of the Statute.

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38.2    The Directors may deduct from any Distribution payable to any Member all sums of money (if any) payable by him to the Company on account of calls or otherwise.

38.3    The Directors may resolve that any Distribution or redemption be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

38.4    Except as otherwise provided by the rights attached to any Shares, Distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

38.5    The Directors may, before resolving to pay any Distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

38.6    Any Distribution, redemption payment, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other Distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

38.7    No Distribution or redemption payment shall bear interest against the Company.

38.8    Any Distribution or redemption payment which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other Distribution shall remain as a debt due to the Member. Any Distribution or redemption payment which remains unclaimed after a period of six years from the date on which such Distribution or redemption payment becomes payable shall be forfeited and shall revert to the Company.

39       Books of Account

39.1    The Directors shall cause proper books of account (including, where applicable, underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company, in accordance with the Statute.

39.2    The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

39.3    The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

40       Audit

40.1    The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

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40.2    Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Recognised Exchange, and if required by the Recognised Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Recognised Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

40.3    If the Shares (or depositary receipts therefor) are listed or quoted on the Recognised Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

40.4    The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

40.5    If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

40.6    Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

40.7    Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at any time during their term of office, upon request of the Directors or any general meeting of the Members.

41       Notices

41.1    Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Recognised Exchange.

41.2    Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

41.3    A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

41.4    Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the date such notice is given except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

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42       Winding Up

42.1    If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, each Share will rank pari passu with each other Share in relation to the distribution of surplus assets on a winding up.

42.2    If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and subject to contrary direction by Resolution of Members, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, subject to contrary direction by Resolution of Members, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, subject to contrary direction by Resolution of Members, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

43       Indemnity and Insurance

43.1    Subject to the Statute, every Director and officer of the Company (which for the avoidance of doubt, shall not include Auditors), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

43.2    Subject to the Statute, the Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

43.3    The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

44       Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

45       Transfer by Way of Continuation

The Company shall, subject to the provisions of the Statute, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the British Virgin Islands and to be deregistered in the British Virgin Islands.

46       Mergers and Consolidations

The Company shall, subject to the provisions of the Statute, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

Annex A-21

We, Sertus Incorporations (BVI) Limited of Sertus Chambers, PO Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 24th day or January, 2019.

Incorporator
Sgd. Alyson Parker

(Sd.) Alyson Parker / Ann Penn
Authorised Signatories
Sertus Incorporations (BVI) Limited

Annex A-22